May 4, 2011

VIA EDGAR AND FACSIMILE

Mr. H. Roger Schwall
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	SMG Indium Resources Ltd. (the “Company”) Registration Statement on Form S-1, as amended (File No. 333-165930) (the “Registration Statement”)

Dear Mr. Schwall:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sunrise Securities Corp. and Rodman & Renshaw, LLC, on behalf of themselves and as co-representatives of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Wednesday, May 4, 2011, at 4:30 p.m., EST, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act, please be advised that the preliminary prospectus, dated March 10, 2011, in connection with the Registration Statement was distributed approximately as follows:

Copies to prospective underwriters:     255
Copies to prospective dealers:               220
Copies to institutional investors:           450
Copies to others:                                       50

Total                                                   500

The undersigned advises that the underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Any questions should be addressed to Jeffrey P. Schultz, at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 935-3000.

Very truly yours,

SUNRISE SECURITIES CORP.

By:	/s/ Nathan Low
Name: Nathan Low
Title: President

RODMAN & RENSHAW, LLC

By:	/s/ John Borer
Name: John Borer
Title: Senior Managing Director